Exhibit 99.1

News Release

MediWound to Host Second Quarter 2014 Financial Results
Conference Call on July 31, 2014 at 8:30 a.m.

YAVNE, Israel (July 22, 2014) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated, biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced that the Company will release financial results for the three and six months ended June 30, 2014, before the market open on Thursday, July 31, 2014.

Following the release, MediWound's management will host a conference call for the investment community beginning at 8:30 a.m. ET on Thursday, July 31, 2014, to discuss the financial results and to answer questions.

Shareholders and other interested parties may participate in the conference call by dialing (877) 602-7189 (domestic) or (678) 894-3057 (international) and entering passcode 72748741. The call also will be broadcast live on the Internet at www.streetevents.com and www.mediwound.com.

A replay of the call will be accessible two hours after its completion through August 6, 2014 by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering passcode 72748741. The call will also be archived for 90 days at www.streetevents.com and www.mediwound.com.

About MediWound Ltd.
MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Contacts:	Anne Marie Fields
Sharon Malka	Senior Vice President
CFO	LHA
MediWound	212-838-3777
ir@mediwound.co.ilafields@lhai.com	afields@lhai.com